Exhibit 99.1

Höegh LNG Partners LP Reports Preliminary Financial Results for the Quarter Ended December 31, 2016

HAMILTON, Bermuda, February 28, 2017 /PRNewswire/ — Höegh LNG Partners LP (NYSE: HMLP) (the “Partnership”) today reported its preliminary financial results for the quarter ended December 31, 2016.

Highlights

•	Reported total time charter revenues of $23.3 million for the fourth quarter of 2016 compared to $23.4 million of time charter revenues for the fourth quarter of 2015
•	Generated operating income of $33.2 million and net income of $24.9 million for the fourth quarter of 2016 compared to operating income of $22.2 million and net income of $17.1 million for the fourth quarter of 2015; operating income and net income were impacted by unrealized gains on derivative instruments on the Partnership’s share of equity in earnings of joint ventures in the fourth quarter of 2016 and 2015
•	Excluding the impact of unrealized gains on derivative instruments, net income for the three months ended December 31, 2016 was $8.2 million compared to $11.2 million for the three months ended December 31, 2015. The decrease was mainly due to lower exchange gains and higher income taxes for the three months ended December 31, 2016
•	Generated Segment EBITDA[1] of $25.8 million for the fourth quarter of 2016 compared to $25.7 million for the fourth quarter of 2015
•	In December 2016 completed a 6,588,389 common unit offering raising approximately $111.5 million in net proceeds after expenses
•	On January 3, 2017, closed the acquisition of a 51% ownership interest in the entities that own and operate the floating storage and regasification unit (“FSRU”), the Höegh Grace (the “Höegh Grace entities”) for cash consideration of $91.8 million, excluding the working capital adjustment. The results of the Höegh Grace will contribute to the Partnership’s earnings for the full first quarter of 2017
•	On January 19, 2017, announced a $0.4125 per unit distribution with respect to the fourth quarter of 2016 paid on February 14, 2017, equivalent to $1.65 per unit on an annual basis

Richard Tyrrell, Chief Executive Officer and Chief Financial Officer stated: “Höegh LNG Partners’ fourth quarter financial results reflect strong operational performance and continued robust cash flow generation from our long-term fixed rate contracts.

During the fourth quarter, the Partnership announced and funded the acquisition of a 51% stake in the Höegh Grace entities, which closed on January 3, 2017. Through the acquisition, the Partnership has grown and diversified its asset base. The Höegh Grace operations will contribute to the Partnership’s results for the full first quarter of 2017 and management reaffirms its intention to recommend to the Partnership’s board an increase in distribution by 4 – 5% for the first quarter 2017 as a result of the acquisition.

Höegh LNG Partners’ looks forward to furthering its growth with the acquisition of the remaining 49% stake in the Höegh Grace where it holds a right-of-first-offer with Höegh LNG Holdings Ltd. (“Höegh LNG”). It also looks forward to the opportunity to acquire in, due course, two new twenty-year FSRU contracts announced in the quarter by Höegh LNG. Any such FSRU acquisitions will be subject to completion of the related LNG projects, delivery and acceptance of the FSRU, third party and regulatory approvals and approval of the price and other terms of the acquisition by the Partnership’s conflicts committee and the Höegh LNG board.”

[1]	Segment EBITDA is a non-GAAP financial measure used by investors to measure financial and operating performance. Please see Appendix A for a reconciliation of Segment EBITDA to net income, the most directly comparable GAAP financial measure. Segment EBITDA does not include adjustments for (i) principal payment of direct financing lease of $0.8 million and $0.8 million for the three months ended December 31, 2016 and 2015, respectively, (ii) amortization in revenues for above market contracts of $0.6 million for the three months ended December 31, 2016 and 2015, or (iii) equity in earnings of JVs: amortization for deferred revenue of $(0.5) million for the three months ended December 31, 2016

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Financial Results Overview

The Partnership reported net income for the three months ended December 31, 2016 of $24.9 million, an increase of $7.8 million from $17.1 million for the three months ended December 31, 2015. The net income for both periods was significantly impacted by unrealized gains on derivative instruments on the Partnership's share of equity in earnings of joint ventures. Excluding all of the unrealized gains on derivative instruments, net income for the three months ended December 31, 2016 was $8.2 million, a decrease of $3.0 million from $11.2 million for the three months December 31, 2015. The decrease was mainly due to lower foreign exchange gains of approximately $1.2 million and a higher income tax expense of approximately $2.4 million for the three months ended December 31, 2016 compared with the three months ended December 31, 2015. The increase in income tax expense principally related to a non-cash provision which will be reimbursable from the charterer in the period in which it will be payable.

Total revenues are comprised of time charter revenues related to the PGN FSRU Lampung and the Höegh Gallant. Time charter revenues for the three months ended December 31, 2016 were $23.3 million, a decrease of $0.1 million from the three months ended December 31, 2015. The time charter revenues decreased $0.1 million due to lower revenues for reimbursed taxes for the PGN FSRU Lampung and one day of partial off-hire for the Höegh Gallant.

With the exception of the one day of partial offhire for the Höegh Gallant, all FSRUs were onhire for the entire fourth quarter of 2016. On December 11, 2016, the Neptune arrived at the Etki Terminal near the port of Aliaga in Izmir province on the west coast of Turkey to serve as an FSRU pursuant to a sub-charter made by its charterer. On January 19, 2017, the GDF Suez Cape Ann left Tianjin, China having completed its sub-charter made by its charterer and returned to the charterer’s LNG carrier pool.

Total operating expenses for the three months ended December 31, 2016 were $8.7 million, a decrease of $0.5 million, compared with $9.2 million for the three months ended December 31, 2015. The decrease was mainly due to variations between periods in deliveries of spare parts and certain consumable goods, and was partially offset by higher administrative expenses, mainly due to costs incurred in connection with preparation for the acquisition of the 51% interest in the Höegh Grace entities and the December common unit offering.

Equity in earnings of joint ventures, which own the vessels the Neptune and the GDF Suez Cape Ann, for the three months ended December 31, 2016 was $18.6 million, an increase of $10.6 million from equity in earnings of joint ventures of $8.0 million for the three months ended December 31, 2015. The main reason for the increase was the Partnership's share of unrealized gains on derivative financial instruments of the joint ventures of $16.1 million and $5.4 million for the three months ended December 31, 2016 and 2015, respectively. The joint ventures do not apply hedge accounting for interest rate swaps and all changes in fair value are included in equity in earnings of joint ventures. For the three months ended December 31, 2016, the Partnership's share of operating income in the joint ventures was $6.2 million compared with $6.6 million for the three months ended December 31, 2015.

Operating income for the three months ended December 31, 2016 was $33.2 million, an increase of $11.0 million from $22.2 million for the three months ended December 31, 2015. Excluding the impact of the unrealized gains on derivative instruments on the Partnership's share of equity in earnings of joint ventures, the operating income was $17.1 million, an increase of $0.3 million from $16.8 million for the three months ended December 31, 2015. The main reason for the increase in operating income was lower vessel operating expenses for the PGN FSRU Lampung and the Höegh Gallant for the three months ended December 31, 2016 compared with for the three months ended December 31, 2015.

Segment EBITDA2 was $25.8 million for the three months ended December 31, 2016, an increase of $0.1 million from $25.7 million for the three months ended December 31, 2015.

Total financial expense, net for the three months ended December 31, 2016 was $5.9 million, an increase of $0.8 million from $5.1 million for the three months ended December 31, 2015. The higher total financial expense, net was mainly due to higher expenses for other items, net of $1.2 million due to a net foreign exchange gain for the three months ended December 31, 2015, which was partially offset by lower interest expense of $0.4 million and an increase in gain on derivative instruments of $0.2 million. Interest expense was $6.1 million for the three months ended December 31, 2016, compared with $6.5 million for the three months ended December 31, 2015. The reduction in interest expense was due to lower outstanding debt as a result of the quarterly repayments of the long-term credit facilities that finance the PGN FSRU Lampung (the “Lampung facility”) and the Höegh Gallant (the “Gallant facility”). The gain on derivative instruments was $0.7 million for the three months ended December 31, 2016, compared with $0.5 million for the three months ended December 31, 2015. The gains on derivative instruments relate to the ineffective portion of the hedge of the interest rate swaps related to the Lampung facility and the Gallant facility. The interest rate swaps are designated as cash flow hedges of the variable interest payments on the Lampung and Gallant facilities and the effective portion of the changes in fair value of the hedges are recorded in other comprehensive income.

[2]	Segment EBITDA is a non-GAAP financial measure used by investors to measure financial and operating performance. Please see Appendix A for a reconciliation of Segment EBITDA to net income, the most directly comparable GAAP financial measure. Segment EBITDA does not include adjustments for (i) principal payment of direct financing lease of $0.8 million and $0.8 million for the three months ended December 31, 2016 and 2015, respectively, (ii) amortization in revenues for above market contracts of $0.6 million for the three months ended December 31, 2016 and 2015, or (iii) equity in earnings of JVs: amortization for deferred revenue of $(0.5) million for the three months ended December 31, 2016

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Income tax expense was $2.4 million for the three months ended December 31, 2016, an increase of $2.3 million from $0.1 million for the three months ended December 31, 2015 mainly due to higher income tax expense in Indonesia since part of the interest expense was treated as nondeductible for tax purposes. During 2015, the Indonesian Minister of Finance introduced new regulations effective for 2016 that limited the amount of interest expense that was deductible for current income taxes where the taxpayer’s debt to equity ratio exceeds 4:1. Certain industries, including the infrastructure industry, were exempted from the debt to equity ratio requirements. Although the “infrastructure industry” was not defined in the new regulations, additional guidance was expected to be provided by the Indonesian tax authorities during 2016. Because no subsequent guidance has been issued, the limitations on the deductibility of interest expense have been applied, increasing taxable income and income tax expense of our Indonesian subsidiary. Due to the uncertainty of realizing the benefit of a 2013 loss carryforward in Indonesia, no income tax benefit was recognized. As a result, a non-current income tax payable of $2.2 million was recognized for the uncertain tax position, as income tax expense for the three months ended December 31, 2016.

Segments

The Partnership has two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net). The two segments are the “Majority held FSRUs” and the “Joint venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization, interest income from advances to the Partnership’s joint ventures and interest expense related to the seller’s credit note and the outstanding balance on the $85 million sponsor credit facility are included in “Other.”

For the three months ended December 31, 2016 and 2015, Majority held FSRUs include the direct financing lease for the long-term time charter with PT PGN LNG Indonesia (“PGN LNG”), a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk (“PGN”) related to the PGN FSRU Lampung and the operating lease related to the 100% owned Höegh Gallant that operates under a long-term charter with Hoegh LNG Egypt LLC (“EgyptCo”), a subsidiary of Höegh LNG. EgyptCo has a charter with the government-owned Egyptian Natural Gas Holding Company (“EGAS”).

For the three months ended December 31, 2016 and 2015, Joint venture FSRUs include two 50% owned FSRUs, the Neptune and the GDF Suez Cape Ann, that operate under long-term charters with one charterer, GDF Suez Global LNG Supply SA, a subsidiary of ENGIE.

The Partnership measures its segment profit based on Segment EBITDA. Please see “Unaudited Segment Information for the Quarter Ended December 31, 2016 and 2015” beginning on page 15. Segment EBITDA is reconciled to operating income and net income for each segment in the tables included on “Unaudited Segment Information for the Quarter Ended December 31, 2016 and 2015.”

Segment EBITDA for the Majority held FSRUs for the three months ended December 31, 2016 was $19.3 million, an increase of $0.8 million from $18.5 million for the three months ended December 31, 2015 primarily due to lower vessel operating and administrative expenses.

Segment EBITDA for the Joint venture FSRUs for the three months ended December 31, 2016 was $8.6 million, a decrease of $0.2 million from $8.8 million for the three months ended December 31, 2015. The decrease was primarily due to lower operating expenses for the three months ended December 31, 2015. During the three months ended December 31, 2016, total operating expenses increased primarily due to preparations for the Neptune’s subcharter in Turkey which was compensated by the charterer.

For Other, administrative expenses and Segment EBITDA for the three months ended December 31, 2016 were $2.1 million, an increase of $0.5 million from $1.6 million for the three months ended December 31, 2015. The increase in cost mainly related to higher audit and legal fees associated with the common unit offering in December 2016, preparation for the acquisition of the 51% interest in the Höegh Grace entities and the filing of financial statements for the Höegh Grace entities to be acquired.

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Financing and Liquidity

As of December 31, 2016, the Partnership had cash and cash equivalents of $18.9 million and $76.4 million of the undrawn portion of the $85 million sponsor credit facility. In November 2016, the Partnership drew $3.2 million on the sponsor credit facility. In December 2016, the Partnership completed the sale of 6,588,389 common units in a public offering raising approximately $111.5 million in net proceeds after directly attributable expenses. The Partnership used $12.6 million of the proceeds to repay part of the seller’s credit related to the Höegh Gallant and $6.6 million to settle the working capital adjustment from the acquisition of the Höegh Gallant that closed on October 1, 2015. As of December 31, 2016, the Partnership classified $91.8 million of the proceeds as non-current cash designated for the acquisition of the Höegh Grace entities. Current restricted cash for operating obligations of the PGN FSRU Lampung was $8.1 million and long-term restricted cash required under Lampung facility was $14.2 million as of December 31, 2016. As of December 31, 2016, the Partnership’s total current liabilities exceeded total current assets by $7.3 million, which is partly a result of mark-to market valuations of its interest rate swaps (derivative instruments) of $3.5 million. The Partnership does not plan to terminate the interest rate swaps before their maturity. The Partnership believes its current resources, including the undrawn balance under the sponsor credit facility, are sufficient to meet the Partnership’s working capital requirements for its current business for the next twelve months.

During the fourth quarter of 2016, the Partnership made quarterly repayments of $4.8 million on the Lampung facility and $3.3 million on the Gallant facility. The Partnership’s outstanding principal on long-term debt was $341.1 million and the total long-term debt, net of unamortized debt issuance cost and the unamortized fair value of debt assumed, was $332.6 million as of December 31, 2016.

As of December 31, 2016, the Partnership had outstanding interest rate swap agreements for a total notional amount of $308.3 million to hedge against the interest rate risks of its long-term debt under the Lampung facility and the Gallant facility. The Partnership applies hedge accounting for derivative instruments related to those facilities. The Partnership receives interest based on three month US dollar LIBOR and pays a fixed rate of 2.8% for the Lampung facility. The Partnership receives interest based on three month US dollar LIBOR and pays a fixed rate of approximately 1.9% for the Gallant facility. The carrying value of the liability for derivative financial instruments was $7.0 million as of December 31, 2016.

On January 3, 2017, the Partnership paid $91.8 million to close the acquisition of the 51% interest in the Höegh Grace entities.

On February 14, 2017, the Partnership paid a $0.4125 per unit distribution with respect to the fourth quarter of 2016, equivalent to $1.65 per unit on an annual basis. The distribution totaled $13.7 million.

In February 2017, the Partnership drew $1.6 million on the sponsor credit facility.

In the first quarter of 2017, the Partnership filed and was paid $0.4 million of claims for indemnification from Höegh LNG for the three months ended December 31, 2016 for non-budgeted expenses under the omnibus agreement related to the PGN FSRU Lampung and losses with respect to the commencement of services under the time charter with EgyptCo pursuant to the contribution, purchase and sale agreement for the acquisition of the Höegh Gallant.

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Cash Flows

Net cash provided by operating activities was $5.5 million for the three months ended December 31, 2016, a decrease of $7.2 million compared with $12.7 million for the three months ended December 31, 2015. Before changes in working capital, net cash flows were $12.8 million for the three months ended December 31, 2016, an increase of $0.5 million compared with $12.3 million for the three months ended December 31, 2015. Changes in working capital contributed negatively to net cash provided by operating activities by $7.4 million for the three months ended December 31, 2016, mainly due to repayment of $6.6 million to settle the working capital adjustment from the acquisition of the Höegh Gallant, compared with a positive contribution of $0.4 million for the three months ended December 31, 2015.

Net cash used in investing activities was $90.4 million for the three months ended December 31, 2016, a decrease of $100.0 million compared with net cash provided by investing activities of $9.6 million for the three months ended December 31, 2015. The difference between periods was mainly due the classification of $91.8 million of the proceeds of the common unit offering as non-current cash designated for acquisition of the Höegh Grace entities for the three months ended December 31, 2016.

Net cash provided by financing activities for the three months ended December 31, 2016 was $83.0 million, an increase of $97.7 million compared to net cash used in financing activities of $14.7 million for the three months ended December 31, 2015. The increase was largely due to the proceeds of $111.5 million from the common unit offering, the repayment of $12.6 million of the seller’s credit, the draw of $3.2 million on the sponsor credit facility and the increase in cash distributions to unitholders of $2.1 million for the three months ended December 31, 2016 compared with the three months ended December 31, 2015.

As a result of the foregoing, cash and cash equivalents decreased by $1.9 million for the three months ended December 31, 2016 and increased by $7.6 million for the three months ended December 31, 2015.

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Outlook

As of the date of this report, unscheduled repairs and maintenance during the first quarter of 2017 on the Höegh Gallant have reduced operating income by the equivalent of approximately 5 days of offhire.

The Höegh Grace completed the commissioning phase in Colombia in early December 2016 and immediately commenced commercial operations under the long-term contract with Sociedad Portaria El Cayao S.A.E.S.P (“SPEC”). Accordingly, the Höegh Grace was onhire as of the closing date of the Partnership’s acquisition of 51% of the interest in the Höegh Grace entities on January 3, 2017. Pursuant to the contribution, purchase and sale agreement the Partnership entered into with Höegh LNG with respect to the acquisition of 51% of the interests in the Höegh Grace entities, the Partnership has a right of first offer to purchase the remaining 49% interest in such entities. The results of the Höegh Grace will contribute to the Partnership’s earnings for the full first quarter of 2017.

As a result of the acquisition of 51% of the interest in the Höegh Grace entities, management intends to recommend that the Partnership’s board of directors consider an increase in its quarterly cash distribution of approximately 4% to 5% which would become effective for the distribution with respect to the quarter ending March 31, 2017. Any such increase would be conditioned on approval by the board and the absence of any material adverse developments that would make such an increase inadvisable.

Pursuant to the omnibus agreement the Partnership entered into with Höegh LNG at the time of the initial public offering Höegh LNG is obligated to offer to the Partnership any FSRU or LNG carrier operating under a charter of five or more years.

Accordingly, the Partnership has, or may in the future have, the opportunity to acquire the FSRUs listed below:

•	On December 1, 2016, Höegh LNG signed an FSRU contract with a term of twenty years and an additional five year extension option with Quantum Power for the Tema LNG import terminal in Ghana that is to import LNG for the Ghana National Petroleum Corporation. The contract is subject to Quantum Power obtaining necessary governmental approvals, financing and both parties' board approval. Infrastructure construction for the project is expected to start in mid-2017 and the anticipated start of the FSRU contract is six to twelve months following the start of the construction.
•	On December 15, 2016, Höegh LNG signed an FSRU contract with a term of twenty years and two additional five year extension options with Global Energy Infrastructure Ltd (“GEI”) for its LNG import project at Port Quasim in Pakistan. GEI has a long-term LNG supply agreement with Qatargas and other companies. The contract is subject to certain conditions and both parties' board approval. The anticipated start of the FSRU contract is 2018. Höegh LNG also announced it has entered into an agreement to form a consortium with Total, ExxonMobil, Mitsubishi Corporation and Qatar Petroleum for the joint development of a jetty and pipeline to shore in order to connect the FSRU with the local gas grid in Pakistan.
•	On May 26, 2015, Höegh LNG signed a contract for a term of twenty years with Octopus LNG SpA, subsequently renamed, Penco LNG, to provide an FSRU to service the Penco-Lirquén LNG import terminal to be located in Concepción Bay, Chile. The contract is subject to Penco LNG’s completing financing and obtaining necessary environmental approvals. In February 2017, Penco LNG informed Höegh LNG that the environmental approval had been temporarily halted by the legal system in Chile which is likely to delay completion of the infrastructure and the commencement of the FSRU contract.
•	On December 5, 2014, the Independence began operating under the time charter with AB Klaipedos Nafta (“ABKN”). The Partnership and Höegh LNG continue to pursue, but have not received, ABKN’s consent to the acquisition of the Independence by the Partnership.

Höegh LNG has four additional FSRUs on order including “HHI Hull No. 2552” which is scheduled to be delivered in March 2017 and “HHI Hull No. 2865” which is scheduled to be delivered in 2018.

In December 2016, Höegh LNG announced that it had signed a letter of intent with Samsung Heavy Industries (“SHI”) in South Korea for one FSRU (“SHI Hull No.2220”) and three optional fixed-price FSRUs. The shipbuilding contract for SHI Hull No.2220 was signed in January 2017 and is scheduled for delivery in May 2019.

On January 18, 2017, Höegh LNG announced that it had signed a shipbuilding contract with Hyundai Heavy Industries (“HHI”) in South Korea for an FSRU (“HHI Hull No. 2909”) with a scheduled delivery in the fourth quarter of 2018.

Höegh LNG expects to allocate HHI Hull No. 2552 to serve the Quantum Power contract in Ghana, HHI Hull No. 2865 to the Penco LNG contract in Chile and HHI Hull No. 2909 to the GEI contract in Pakistan. At present, SHI Hull No. 2220 remains un-chartered. Depending on the ultimate timing of the start of projects (including Penco LNG), allocations of the hulls to projects is subject to change.

There can be no assurance that the Partnership will acquire the remaining 49% interest in the Höegh Grace entities or any vessels from Höegh LNG or of the terms upon which any such acquisition may be made.

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Presentation of Fourth Quarter 2016 Results

A presentation will be held today, Tuesday, February 28, 2017, at 8:30 A.M. (EST) to discuss financial results for the fourth quarter of 2016. The results and presentation material will be available for download at http://www.hoeghlngpartners.com.

The presentation will be immediately followed by a Q&A session. Participants will be able to join this presentation using the following details:

a. Webcast

https://www.webcaster4.com/Webcast/Page/942/19929

b. Teleconference

International call: +1-412-542-4123

US Toll Free call: +1-855-239-1375

Canada Toll Free call: +1-855-669-9657

Participants should ask to be joined into the Höegh LNG Partners LP call.

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

For those unable to participate in the conference call, a replay will be available from one hour after the end of the conference call until March 7, 2017.

The replay dial-in numbers are as follows:

International call: +1-412-317-0088

US Toll Free call: +1-877-344-7529

Canada Toll Free call: +1-855-669-9658

Replay passcode: 10102029

About Höegh LNG Partners LP

Höegh LNG Partners (NYSE: HMLP) is a growth-oriented limited partnership formed by Höegh LNG Holdings Ltd. (Oslo Børs: HLNG), a leading floating LNG service provider. HMLP's strategy is to own, operate and acquire FSRUs and associated LNG infrastructure assets under long-term charters. Its FSRUs have an industry leading average remaining firm contract duration of 12.3 years plus options as of February 28, 2017.

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FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," "plan," "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership's control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	FSRU and LNG carrier market trends, including hire rates and factors affecting supply and demand;

•	the Partnership's anticipated growth strategies;

•	the Partnership's anticipated receipt of dividends and repayment of indebtedness from subsidiaries and joint ventures;

•	the effects of volatility in global prices for crude oil and natural gas;

•	the effect of the worldwide economic environment;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in the Partnership's operating expenses, including drydocking and insurance costs;

•	the Partnership's ability to make or increase cash distributions on the Partnership’s units and the amount of any such distributions;

•	the Partnership's ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

•	the future financial condition of the Partnership's existing or future customers;

•	the Partnership's ability to make additional borrowings and to access public equity and debt capital markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by customers;

•	the Partnership's ability to maintain long-term relationships with its customers;

•	the Partnership's ability to leverage Höegh LNG's relationships and reputation in the shipping industry;

•	the Partnership's ability to purchase the 49% interest in the Höegh Grace entities or additional vessels from Höegh LNG in the future;

•	the Partnership's ability to integrate and realize the anticipated benefits from the acquisition of the 51% interest in the Höegh Grace entities;

•	the Partnership's continued ability to enter into long-term, fixed-rate charters;

•	the operating performance of the Partnership’s vessels;

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•	the Partnership's ability to maximize the use of its vessels, including the redeployment or disposition of vessels no longer under long-term charters;

•	expected pursuit of strategic opportunities, including the acquisition of vessels;

•	the Partnership's ability to compete successfully for future chartering and newbuilding opportunities;

•	timely acceptance of the Partnership's vessels by their charterers;

•	termination dates and extensions of charters;

•	the cost of, and the Partnership's ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to its business;

•	demand in the FSRU sector or the LNG shipping sector in general and the demand for the Partnership's vessels in particular;

•	availability of skilled labor, vessel crews and management;

•	the Partnership's incremental general and administrative expenses as a publicly traded limited partnership and its fees and expenses payable under its ship management agreements, the technical information and services agreement and the administrative services agreements;

•	the anticipated taxation of the Partnership and distributions to its unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	the Partnership's ability to retain key employees;

•	customers' increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of common units in the public market;

•	the Partnership's business strategy and other plans and objectives for future operations;

•	the Partnership's ability to successfully remediate any material weaknesses in its internal control over financial reporting and its disclosure controls and procedures; and

•	other factors listed from time to time in the reports and other documents that the Partnership files with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2015 and subsequent quarterly reports on Form 6-K.

All forward-looking statements included in this press release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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HÖEGH LNG PARTNERS LP
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except per unit amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2016	2015	2016	2015
REVENUES
Time charter revenues	$23,308	23,426	91,107	$57,465
Total revenues	23,308	23,426	91,107	57,465
OPERATING EXPENSES
Vessel operating expenses	(3,372)	(4,136)	(16,080)	(9,679)
Construction contract expenses	—	—	(315)	—
Administrative expenses	(2,682)	(2,435)	(9,718)	(8,733)
Depreciation and amortization	(2,639)	(2,630)	(10,552)	(2,653)
Total operating expenses	(8,693)	(9,201)	(36,665)	(21,065)
Equity in earnings (losses) of joint ventures	18,632	8,012	16,622	17,123
Operating income (loss)	33,247	22,237	71,064	53,523
FINANCIAL INCOME (EXPENSE), NET
Interest income	160	293	857	7,568
Interest expense	(6,135)	(6,517)	(25,178)	(17,770)
Gain (loss) on derivative instruments	661	482	1,839	949
Other items, net	(554)	632	(3,333)	(2,678)
Total financial income (expense), net	(5,868)	(5,110)	(25,815)	(11,931)
Income (loss) before tax	27,379	17,127	45,249	41,592
Income tax expense	(2,446)	(52)	(3,872)	(313)
Net income (loss)	$24,933	17,075	41,377	$41,279

Earnings per unit
Common units public (basic and diluted)	$1.04	$0.62	$1.58	$1.56
Common units Höegh LNG (basic and diluted)	$0.76	$0.63	$1.52	$1.57
Subordinated units (basic and diluted)	$0.76	$0.63	$1.52	$1.57

10

HÖEGH LNG PARTNERS LP
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As of
	December 31,
	2016	2015
ASSETS
Current assets
Cash and cash equivalents	$18,915	$32,868
Restricted cash	8,055	10,630
Trade receivables	8,283	8,200
Amounts due from affiliates	4,237	4,239
Advances to joint ventures	6,275	7,130
Inventory	697	767
Current portion of net investment in direct financing lease	3,485	3,192
Prepaid expenses and other receivables	609	528
Total current assets	50,556	67,554
Long-term assets
Restricted cash	14,154	15,198
Cash designated for acquisition	91,768	—
Vessels, net of accumulated depreciation	342,591	353,078
Other equipment	592	119
Intangibles and goodwill	16,241	18,646
Advances to joint ventures	943	6,861
Net investment in direct financing lease	286,626	290,111
Long-term deferred tax asset[1]	791	2,026
Other long-term assets	6,205	10,150
Total long-term assets	759,911	696,189
Total assets	$810,467	$763,743

1 In November 2015, the FASB issued revised guidance for the classification of deferred taxes, Balance Sheet Classification of Deferred Taxes. Under the new guidance, companies are required to classify all deferred tax assets and liabilities as non-current on the balance sheet instead of separating deferred taxes into current and non-current amounts. The Partnership is implementing the guidance as of December 31, 2016 and has adjusted the balance sheet as of December 31, 2015 on a retrospective basis. The reclassification has reduced current assets by $381and increased non-current assets by $381 as of December 31, 2015.

11

HÖEGH LNG PARTNERS LP
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As of
	December 31,
	2016	2015
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	$32,208	$32,208
Trade payables	972	1,350
Amounts due to owners and affiliates	1,374	10,604
Loans and promissory notes due to owners and affiliates	—	287
Value added and withholding tax liability	796	2,078
Derivative financial instruments	3,534	4,912
Accrued liabilities and other payables	18,932	20,782
Total current liabilities	57,816	72,221
Long-term liabilities
Accumulated losses of joint ventures	25,886	42,507
Long-term debt	300,440	330,635
Revolving credit and seller’s credit due to owners and affiliates	43,005	47,000
Derivative financial instruments	3,511	5,855
Long-term tax liability	2,228	—
Long-term deferred tax liability[2]	1,556	1,094
Other long-term liabilities	11,235	14,633
Total long-term liabilities	387,861	441,724
Total liabilities	445,677	513,945
EQUITY
Common units public	321,091	209,372
Common units Höegh LNG	6,849	6,604
Subordinated units	42,586	41,063
Total partners' capital	370,526	257,039
Accumulated other comprehensive income (loss)	(5,736)	(7,241)
Total equity	364,790	249,798
Total liabilities and equity	$810,467	$763,743

2 In November 2015, the FASB issued revised guidance for the classification of deferred taxes, Balance Sheet Classification of Deferred Taxes. Under the new guidance, companies are required to classify all deferred tax assets and liabilities as non-current on the balance sheet instead of separating deferred taxes into current and non-current amounts. The Partnership is implementing the guidance as of December 31, 2016 and has adjusted the balance sheet as of December 31, 2015 on a retrospective basis. The reclassification has reduced current liabilities by $450 and increased long-term liabilities by $450 as of December 31, 2015.

12

HÖEGH LNG PARTNERS LP

UNAUDITED CONSOLIDATED
STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended December 31,
	2016	2015
OPERATING ACTIVITIES
Net income (loss)	$24,933	$17,075
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,639	2,630
Equity in losses (earnings) of joint ventures	(18,632)	(8,012)
Changes in accrued interest income on advances to joint ventures and demand note	1,009	1,921
Amortization of deferred debt issuance cost and fair value of debt assumed	467	534
Amortization in revenue for above market contract	605	605
Changes in accrued interest expense	(22)	(8)
Net currency exchange losses (gains)	(129)	(1,230)
Unrealized loss (gain) on derivative instruments	(661)	(482)
Deferred tax expense and provision for tax uncertainty	2,347	(1,033)
Other adjustments	289	312
Changes in working capital:
Restricted cash	(1,013)	510
Trade receivables	(77)	(2,011)
Inventory	16	271
Prepaid expenses and other receivables	(240)	(3)
Trade payables	369	159
Amounts due to owners and affiliates	(7,659)	(288)
Value added and withholding tax liability	847	125
Accrued liabilities and other payables	391	1,609
Net cash provided by (used in) operating activities	5,479	12,684
INVESTING ACTIVITIES
Expenditure for vessel, newbuildings and other equipment	—	(97)
Receipts from repayment of principal on advances to joint ventures	534	1,237
Receipts from repayment of principal on direct financing lease	825	755
Cash acquired in the acquisition of the Höegh Gallant	—	7,695
Increase in restricted cash for acquisition of Höegh Grace entities	(91,768)	—
Net cash provided by (used in) investing activities	$(90,409)	$9,590

13

HÖEGH LNG PARTNERS LP

UNAUDITED CONSOLIDATED
STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended December 31,
	2016	2015
FINANCING ACTIVITIES
Repayment of long-term debt	$(8,051)	$(8,051)
Repayment of amounts due to owners and affiliates	(12,617)	—
Proceeds from loans and promissory notes due to owners and affiliates	3,200	—
Repayment of customer loan for funding of value added liability on import	(851)	650
Payment of debt issuance cost	—	1
Proceeds from public offering, net of underwriters' discounts and expenses	111,529	—
Cash distributions to unitholders	(10,972)	(8,882)
Proceeds from indemnifications received from Höegh LNG	698	1,180
(Increase) decrease in restricted cash	104	385
Net cash provided by (used in) financing activities	83,040	(14,717)

Increase (decrease) in cash and cash equivalents	(1,890)	7,557
Cash and cash equivalents, beginning of period	20,805	25,311
Cash and cash equivalents, end of period	$18,915	$32,868

14

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED DECEMBER 31, 2016 AND 2015

(in thousands of U.S. dollars)

Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are "Majority held FSRUs" and "Joint venture FSRUs." In addition, unallocated corporate costs that are considered to benefit the entire organization, interest income from advances to the Partnership’s joint ventures and interest expense related to the seller’s credit note and the outstanding balance on the $85 million sponsor credit facility are included in "Other."

For the three months ended December 31, 2016 and 2015, Majority held FSRUs include the direct financing lease for the long-term time charter with PT PGN LNG Indonesia (“PGN LNG”), a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk (“PGN”) related to the PGN FSRU Lampung and the operating lease related to the 100% owned Höegh Gallant that operates under a long-term charter with Hoegh LNG Egypt LLC (“EgyptCo”), a subsidiary of Höegh LNG. EgyptCo has a charter with the government-owned Egyptian Natural Gas Holding Company (“EGAS”).

For the three months ended December 31, 2016 and 2015, Joint venture FSRUs include two 50% owned FSRUs, the Neptune and the GDF Suez Cape Ann, that operate under long term time charters with one charterer, GDF Suez Global LNG Supply SA, a subsidiary of ENGIE.

The accounting policies applied to the segments are the same as those applied in the consolidated financial statements, except that Joint venture FSRUs are presented under the proportional consolidation method for the segment note in the Partnership's financial statements and under equity accounting for the consolidated financial statements. Under the proportional consolidation method, 50% of the Joint venture FSRUs' revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting. The following tables include the results for the segments for the three months ended December 31, 2016 and 2015.

	Three months ended December 31, 2016
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-	Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations (1)	reporting
Time charter revenues	$23,308	11,218	—	34,526	(11,218)	$23,308
Total revenues	23,308	11,218	—	34,526		23,308
Operating expenses	(3,999)	(2,626)	(2,055)	(8,680)	2,626	(6,054)
Construction contract expenses	—	—	—	—		—
Equity in earnings (losses) of joint ventures	—	—	—	—	18,632	18,632
Segment EBITDA	19,309	8,592	(2,055)	25,846
Depreciation and amortization	(2,639)	(2,395)	—	(5,034)	2,395	(2,639)
Operating income (loss)	16,670	6,197	(2,055)	20,812		33,247
Gain (loss) on derivative instruments	661	16,120	—	16,781	(16,120)	661
Other financial income (expense), net	(5,412)	(3,685)	(1,117)	(10,214)	3,685	(6,529)
Income (loss) before tax	11,919	18,632	(3,172)	27,379	—	27,379
Income tax expense	(2,430)	—	(16)	(2,446)	—	(2,446)
Net income (loss)	$9,489	18,632	(3,188)	24,933	—	$24,933

(1)	Eliminations reverse each of the income statement line items of the proportional consolidation amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs’ net income (loss) to Equity in earnings (loss) of joint ventures.

15

	Three months ended December 31, 2015
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-	Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations (1)	reporting
Time charter revenues	$23,426	10,800	—	34,226	(10,800)	$23,426
Total revenues	23,426	10,800	—	34,226		23,426
Operating expenses	(4,962)	(1,956)	(1,609)	(8,527)	1,956	(6,571)
Equity in earnings (losses) of joint ventures	—	—	—	—	8,012	8,012
Segment EBITDA	18,464	8,844	(1,609)	25,699
Depreciation and amortization	(2,630)	(2,286)	—	(4,916)	2,286	(2,630)
Operating income (loss)	15,834	6,558	(1,609)	20,783		22,237
Gain (loss) on derivative instruments	482	5,416	—	5,898	(5,416)	482
Other financial income (expense), net	(4,632)	(3,962)	(960)	(9,554)	3,962	(5,592)
Income (loss) before tax	11,684	8,012	(2,569)	17,127	—	17,127
Income tax expense	(72)	—	20	(52)	—	(52)
Net income (loss)	$11,612	8,012	(2,549)	17,076	—	$17,075

(1)	Eliminations reverse each of the income statement line items of the proportional consolidation amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs’ net income (loss) to Equity in earnings (loss) of joint ventures.

16

HÖEGH LNG PARTNERS LP

UNAUDITED SCHEDULE OF FINANCIAL INCOME AND EXPENSE

(In thousands of U.S. dollars)

The following table includes the financial income (expense), net for the three months ended December 31, 2016 and 2015.

	Three months ended
	December 31,
(in thousands of U.S. dollars)	2016	2015
Interest income	$160	$293
Interest expense:
Interest expense	(5,389)	(5,696)
Commitment fees	(279)	(287)
Amortization of debt issuance cost and fair value of debt assumed	(467)	(534)
Total interest expense	(6,135)	(6,517)
Gain (loss) on derivative instruments	661	482
Other items, net:
Unrealized foreign exchange gain (loss)	140	1,245
Realized foreign exchange gain (loss)	(94)	54
Bank charges, fees and other	(45)	(39)
Withholding tax on interest expense and other	(555)	(628)
Total other items, net	(554)	632
Total financial income (expense), net	$(5,868)	$(5,110)

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Appendix A: Segment EBITDA

Non-GAAP Financial Measures

Segment EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items. Other financial items consist of gains and losses on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Segment EBITDA is used as supplemental financial measure by management and external users of financial statements, such as the Partnership's lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units. Segment EBITDA is a non-GAAP financial measure and should not be considered alternative to net income, operating income or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA for each of the segments and the Partnership as a whole to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

18

	Three months ended December 31, 2016
		Joint venture
	Majority held	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Reconciliation to net income (loss)
Net income (loss)	$9,489	18,632	(3,188)	24,933			$24,933 (2)
Interest income	—	(2)	(160)	(162)	2	(3)	(160)
Interest expense	4,855	3,687	1,280	9,822	(3,687)	(3)	6,135
Depreciation and amortization	2,639	2,395	—	5,034	(2,395)	(4)	2,639
Income tax (benefit) expense	2,430	—	16	2,446			2,446
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,685	(3)	3,685
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,395	(4)	2,395
Other financial items (1)	(104)	(16,120)	(3)	(16,227)	16,120	(5)	(107)
Equity in earnings of JVs: Other financial items (1)	—	—	—	—	(16,120)	(5)	(16,120)
Segment EBITDA	$19,309	8,592	(2,055)	25,846			$25,846

(1)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(2)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(3)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.

(4)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.

(5)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

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	Three months ended December 31, 2015
		Joint venture
	Majority held	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Reconciliation to net income (loss)
Net income (loss)	$11,612	8,012	(2,549)	17,075			$17,075 (2)
Interest income	—	—	(293)	(293)	—	(3)	(293)
Interest expense	5,269	3,968	1,248	10,485	(3,968)	(3)	6,517
Depreciation and amortization	2,630	2,286	—	4,916	(2,286)	(4)	2,630
Income tax (benefit) expense	72	—	(20)	52			52
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,968	(3)	3,968
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,286	(4)	2,286
Other financial items (1)	(1,119)	(5,422)	5	(6,536)	5,422	(5)	(1,114)
Equity in earnings of JVs: Other financial items (1)	—	—	—	—	(5,422)	(5)	(5,422)
Segment EBITDA	$18,464	8,844	(1,609)	25,699			$25,699

(1)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(2)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(3)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.

(4)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.

(5)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

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Appendix B: Distributable Cash Flow

Distributable cash flow represents Segment EBITDA adjusted for cash collections on principal payments on the direct financing lease, amortization in revenues for above market contracts, amortization of deferred revenues for the joint ventures, interest income, interest expense less amortization of debt issuance cost and fair value of debt assumed, other items (net), unrealized foreign exchange losses (gains), current income tax expense, and other adjustments including indemnification paid by Hoegh LNG for non-budgeted expenses and losses and estimated maintenance and replacement capital expenditures. Cash collections on the direct financing lease investment with respect to the PGN FSRU Lampung consist of the difference between the payments under time charter and the revenues recognized as a financing lease (representing the payment of the principal recorded as a receivable). Amortization in revenues for above market contracts consist of the non-cash amortization of the intangible for the above market time charter contract related to the acquisition of the Höegh Gallant. Amortization of deferred revenues for the joint ventures accounted for under the equity method consist of non-cash amortization to revenues of charterer payments for modifications and drydocking to the vessels. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets.

Distributable cash flow is presented starting with Segment EBITDA taken from the total segment reporting using the proportional consolidation method for the Partnership's 50% interests in the joint ventures as shown in Appendix A. Therefore, the adjustments to Segment EBITDA include the Partnership's share of the joint venture's adjustments. The Partnership believes distributable cash flow is an important liquidity measure used by management and investors in publicly traded partnerships to compare cash generating performance of the Partnership’ cash generating assets from period to period by adjusting for cash and non-cash items that could potentially have a disparate effect between periods, and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to unitholders. The Partnership also believes distributable cash flow benefits investors in comparing its cash generating performance to other companies that account for time charters as operating leases rather than financial leases, or that do not have non-cash amortization of intangibles or deferred revenue. Distributable cash flow is a non-GAAP liquidity measure and should not be considered as an alternative to net cash provided by operating activities, or any other measure of the Partnership's liquidity or cash flows calculated in accordance with GAAP. Distributable cash flow excludes some, but not all, items that affect net cash provided by operating activities and the measures may vary among companies. For example, distributable cash flow does not reflect changes in working capital balances. Distributable cash flow also includes some items that do not affect net cash provided by operating activities. Therefore, distributable cash flow may not be comparable to similarly titled measures of other companies. Distributable cash flow is not the same measure as available cash or operating surplus, both of which are defined by the Partnership's partnership agreement. The first table below reconciles distributable cash flow to Segment EBITDA, which is reconciled to net income, the most directly comparable GAAP measure for Segment EBITDA, in Appendix A. Refer to Appendix A for the definition of Segment EBITDA. The second table below reconciles distributable cash flow to net cash provided by operating activities, the most directly comparable GAAP measures for liquidity.

(in thousands of U.S. dollars)	Three months ended December 31, 2016
Segment EBITDA	$25,846
Cash collection/Principal payment on direct financing lease	824
Amortization in revenues for above market contracts	605
Equity in earnings of JVs: Amortization of deferred revenue	(528)
Interest income (1)	162
Interest expense (1)	(9,822)
Amortization of debt issuance cost (1) and fair value of debt assumed	512
Other items, net	(554)
Unrealized foreign exchange losses (gains)	(141)
Current income tax expense	(99)
Other adjustments:
Indemnification paid by Höegh LNG after quarter end for non-budgeted expenses & losses	404
Estimated maintenance and replacement capital expenditures	(3,870)
Distributable cash flow	$13,339

(1)	The Partnership's interest in the joint ventures' interest income, interest expense and amortization of debt issuance cost is $2, $3,642 and $45, respectively.

21

Reconciliation of distributable cash flows to net cash provided by (used in) operating activities

(in thousands of U.S. dollars)	Three months ended December 31, 2016
Distributable cash flow	$13,339
Indemnification paid by Höegh LNG after quarter end for non-budgeted expenses & losses	(404)
Estimated maintenance and replacement capital expenditures	3,870
Equity in earnings of JVs: Amortization of deferred revenue	528
Equity in earnings of JVs: Amortization of debt issuance cost	(45)
Equity in earnings of JVs: Depreciation and amortization	(2,395)
Equity in earnings of JVs: Gain (loss) on derivative instruments	16,120
Equity in losses (earnings) of joint ventures	(18,632)
Cash collection/Principal payment on direct financing lease	(824)
Changes in accrued interest expense and interest income	987
Other adjustments	301
Changes in working capital	(7,366)
Net cash provided by (used in) operating activities	$5,479

22

Media contact:
Richard Tyrrell
Chief Executive Officer and Chief Financial Officer
+44 7919 058830
www.hoeghlngpartners.com

23